Exhibit 6.7

AMENDMENT NO. 3

TO OPTION AGREEMENT AND LICENSE AGREEMENT

Reference is made to the Option Agreement and License Agreement dated January 15, 2020, and effective as of December 27, 2019, amended and in full force as of the date hereof, by and between Atari Interactive, Inc., a Delaware corporation, with a principal place of business at 286 Madison Avenue, New York, NY, 10017 (“Atari”), and Breakout 1976, LLC (“Breakout” or “Licensee”), regarding Atari Hotels (the “Agreement”). Capitalized terms used and not otherwise defined in this Amendment No. 3 (“Amendment No. 3”) shall have the meanings ascribed to them in the Agreement.

This Amendment No. 3 to the Agreement entered into effective as of December 15, 2022, when fully executed together with mutual premises, covenants and consideration, the sufficiency of which is hereby acknowledged, shall constitute the further understanding and amendments between the parties with regard to the Agreement.

WHEREAS, Atari and Licensee desire to modify the Initial Term and the Extension Area Option Fee, as defined.

NOW, THEREFORE, in consideration of the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	Scope of Amendment No. 3

Except as expressly or by necessary implication modified or amended by this Amendment No. 3, the terms of the Agreement are hereby ratified and confirmed without limitation or exception.

2.	The first sentence in Section 3.1 of the Agreement shall be replaced with the following:

Atari agrees that throughout the term of this Agreement, Licensee shall have the exclusive right to build an Atari Hotel in the Areas for four (4) years as from the date of the Agreement (the “Initial Term”), with an option to extend for an additional One (1) year for each market in order to break ground on construction (the “Extended Term”).

3.	Section 6.3 shall be deleted and replaced with the following:

No later than the expiration of the Initial Term, and as consideration for the Extended Term, Licensee shall have the option to pay a non-refundable advance of Fifty Thousand United States Dollars ($50,000.00) for each Area that Licensee wishes to extend (the “Extension Area Option Fee”), the Extension Area Option Fee not being applicable against the Royalties. Licensee shall have the option to extend the Initial Term for any or all of the eight (8) Areas. If Licensee does not pay the Extension Area Option Fee for a given Area within the prescribed timeframe, the rights in and to such Area shall revert to Atari. Notwithstanding the foregoing and the amended Initial Term, if Licensee breaks ground in an Area prior to December 27, 2023, then Licensee shall still be obligated to pay an Extension Area Option Fee in the amount of Twenty-Five Thousand United States Dollars ($25,000.00).

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NOW THEREFORE, the duly authorized representatives of the parties hereto have executed this Agreement as of the date first set forth above.

ATARI INTERACTIVE, INC.		BREAKOUT 1976, LLC

By:	/s/ Ethan Zoubek	By:	/s/ Jordan Taylor
Name:	Ethan Zoubek	Name:	Jordan Taylor
Title:	President	Title:	Partner
Date:	12/15/2022	Date:	12/15/2022